UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                         (Amendment No.     6    )*
                                        ---------

                    Milton Federal Financial Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)


                      Common shares, without par value
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 601795 10 7
---------------------------------------------------------------------------
                               (CUSIP Number)


                              December 31, 1999
---------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [x]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   601795 10 7           13G

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Milton Federal Financial Corporation Employee Stock Ownership Plan

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [ ]

                                                      (b) [x]

3     SEC USE ONLY



4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio



                            5    SOLE VOTING POWER
 NUMBER OF                       -0-
   SHARES
BENEFICIALLY                6    SHARED VOTING POWER
   OWNED                         -0-
  BY EACH
 REPORTING                  7    SOLE DISPOSITIVE POWER
   PERSON                        -0-
    WITH
                            8    SHARED DISPOSITIVE POWER
                                 80,787

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      80,787

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.85%

12    TYPE OF REPORTING PERSON*

      EP


CUSIP No.   601795 10 7           13G

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      United National Bank & Trust Company

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ ]

                                                      (b) [x]

3     SEC USE ONLY



4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


                            5    SOLE VOTING POWER
 NUMBER OF                       80,787
   SHARES
BENEFICIALLY                6    SHARED VOTING POWER
   OWNED                         -0-
   BY EACH
  REPORTING                 7    SOLE DISPOSITIVE POWER
    PERSON                       -0-
     WITH
                            8    SHARED DISPOSITIVE POWER
                                 106,552

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      187,339

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.9%

12    TYPE OF REPORTING PERSON*

      BK

Item 1(a).    Name of Issuer:
----------
              Milton Federal Financial Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:
----------
              25 Lowry Drive
              West Milton, OH  45383

Item 2(a).    Name of Persons Filing:
----------
              United National Bank & Trust Company

              Milton Federal Financial Corporation Employee Stock Ownership Plan

Item 2(b).    Address of Principal Business Office or, if none, Residence:
----------
              United National Bank & Trust Company
              P.O. Box 24190
              Canton, OH  44701

              Milton Federal Financial Corporation Employee Stock Ownership Plan United National Bank & Trust Company, Trustee
              P.O. Box 24190
              Canton, OH  44701

Item 2(c).    Citizenship:
----------
              United National Bank & Trust Company
              Organized under the laws of the United States

              Milton Federal Financial Corporation Employee Stock Ownership
               Plan:
               Organized in Ohio

Item 2(d).    Title and Class of Securities:

              Common shares, without par value

Item 2(e).    CUSIP Number:
----------
              601795 10 7


Item 3.       If this statement is filed pursuant to Rules 13d-1(b), or
-------       13d-2(b) or (c), check whether the person filing is a:

              (a)    [ ]    Broker or Dealer registered under Section 15 of
                            the Act (15 U.S.C. 78o).

              (b)    [x]    Bank as defined in section 3(a)(6) of the Act
                            (15 U.S.C. 78c).

              (c)    [ ]    Insurance Company as defined in section 3(a)(19)
                            of the Act (15 U.S.C. 78c).

              (d)    [ ]    Investment Company registered under section 8 of
                            the Investment Company Act of 1940
                            (15 U.S.C. 80a-8).

              (e)    [ ]    An investment adviser in accordance with
                            [Section] 240.13d-1(b)(1)(ii)(E).

              (f)    [x]    An employee benefit plan or endowment fund in
                            accordance with [Section] 240.13d-
                            1(b)(1)(ii)(F).

              (g)    [ ]    A parent holding company or control person in
                            accordance with [Section] 240.13d-
                            1(b)(1)(ii)(G).

              (h)    [ ]    A savings association as defined in Section
                            13(b) of the Federal Deposit Insurance Act (12
                            U.S.C. 1813).

              (i)    [ ]    A church plan that is excluded from the
                            definition of an investment company under
                            Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

              (j)    [ ]    A group, in accordance with [Section] 240.13d-
                            1(b)(1)(ii)(J).

Item 4.       Ownership:
-------
              United National Bank & Trust Company
              ------------------------------------

              (a)    Amount Beneficially Owned:
                     187,339

              (b)    Percent of Class:
                     8.9%

              (c)    Number of shares as to which such person has:

                     (i)    sole power to vote or to direct the vote:
                            80,787

                     (ii)   shared power to vote or to direct the vote:
                            -0-

                     (iii)  sole power to dispose or to direct the
                            disposition of:
                            -0-

                     (iv)   shared power to dispose or to direct the
                            disposition of:
                            106,552

              Milton Federal Financial Corporation Employee Stock Ownership Plan
              ------------------------------------------------------------------
              (a)    Amount Beneficially Owned:
                     80,787

              (b)    Percent of Class:
                     3.85%

              (c)    Number of Shares as to which such person has:

                     (i)    sole power to vote or to direct the vote:
                            -0-

                     (ii)   shared power to vote or to direct the vote:
                            -0-

                     (iii)  sole power to dispose or to direct the
                            disposition of:
                            -0-

                     (iv)   shared power to dispose or to direct the
                            disposition of:
                            80,787

              There are 187,339 common shares owned by the Milton Federal Financial Corporation Employee Stock Ownership Plan (the "Plan"). United National Bank & Trust Company is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 1999, 106,552 shares had been allocated to Plan participants.

              Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.       Ownership of Five Percent or Less of a Class:
-------
              Inapplicable

Item 6.       Ownership of More Than Five Percent on Behalf of Another
-------       Person:

              Inapplicable

Item 7.       Identification and Classification of the Subsidiary Which
-------       Acquired the Security Being Reported on by the Parent Holding
              Company:

              Inapplicable

Item 8.       Identification and Classification of Members of the Group:
-------
              United National Bank & Trust Company, a Bank as defined in
              Section 3(a)(6) of the Act

              Milton Federal Financial Corporation Employee Stock Ownership Plan, an Employee Benefit Plan

Item 9.       Notice of Dissolution of Group:
-------
              Inapplicable

Item 10.      Certification:
--------
              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       UNITED NATIONAL BANK & TRUST
                                        COMPANY


February 7, 2000                       By /s/ Richard J. Reiland, Jr.
----------------                          ---------------------------
Date                                      Richard J. Reiland, Jr.
                                           its Trust Officer


                                       MILTON FEDERAL FINANCIAL CORPORATION
                                       EMPLOYEE STOCK OWNERSHIP PLAN


                                       By United National Bank & Trust Company,
                                          Trustee


February 7, 2000                       By /s/ Richard J. Reiland, Jr.
----------------                          ---------------------------
Date                                      Richard J. Reiland Jr.
                                           its Trust Officer



                                  EXHIBIT A
                                  ---------

                 AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
                 ------------------------------------------



      The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Milton Federal Financial
Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.




                                       UNITED NATIONAL BANK & TRUST
                                        COMPANY



February 7, 2000                       By /s/ Richard J. Reiland, Jr.
----------------                          ---------------------------
Date                                      Richard J. Reiland, Jr.
                                           its Trust Officer


                                       MILTON FEDERAL FINANCIAL CORPORATION
                                       EMPLOYEE STOCK OWNERSHIP PLAN

                                       By United National Bank & Trust Company,
                                          Trustee



February 7, 2000                       By /s/ Richard J. Reiland, Jr.
----------------                          ---------------------------
Date                                      Richard J. Reiland, Jr.
                                           its Trust Officer